Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bancroft Automated Restaurant Systems, Inc.
7117 Florida Blvd
Baton Rouge, LA 70806
https://speedy-eats.net/

Up to $1,069,992.84 in Non-Voting Common Stock at $2.06
Minimum Target Amount: $9,998.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bancroft Automated Restaurant Systems, Inc.
Address: 7117 Florida Blvd, Baton Rouge, LA 70806
State of Incorporation: DE
Date Incorporated: March 26, 2019

Terms:

Equity

Offering Minimum: $9,998.55 | 4,854 shares of Non-Voting Common Stock
Offering Maximum: $1,069,992.84 | 519,414 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.06
Minimum Investment Amount (per investor): $249.26

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

No Voting Rights of Securities Sold in this Offering

Non-Voting Common Stock. Each Subscriber will be issued Non-Voting Common Stock of the Company. Except as otherwise required by law, holders of shares of Non-Voting Common Stock shall have no right to consent to or vote on any matter presented to the stockholders of the Company for their action or consideration (and shall not be included in determining the number of shares voting or entitled to vote on a given matter).

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 35% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first month and receive 15% bonus shares.

Amount-Based

Tier 1 | $500 +

Invest $500+ and receive 1% bonus shares + first 5 meals free. ($75 value)

Tier 2 | $1,000+

Invest $1000+ and receive 2% bonus shares + first 10 meals free ($150 value)

Tier 3 | $2,500

Invest $2,500+ and receive 3% bonus shares + first 25 meals free ($275 value)

Tier 4 | $5,000

Invest $5,000+ and receive 4% bonus shares + first 50 meals free ($750 value) + personal call from CEO + $2500 off the first unit if the investor decides to become an operator.

Tier 5 | $10,000+

Invest $10,000+ and receive 5% bonus shares + first 100 meals free ($1500 value), personal video conference call from CEO + $7500 off the first unit if the investor decides to become an operator.

Tier 6 | $20,000+

Invest $20,000+ and receive 7% bonus shares + first 200 meals free ($3000 value) + personal video call with CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bancroft Automated Restaurant Systems, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if

you buy 100 shares of Non-Voting Common Stock at $2.06 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $206. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Bancroft Automated Restaurant Systems, Inc. ("Company" or "Speedy Eats") is a C-Corp organized under the laws of the State of Delaware that plans to sell automated food and beverage equipment. The Company has applied for trademarks and service marks to use the "Speedy Eats" brand in the sale of its products and services.

The Company's business model consists of selling the hardware, and recurring income from food sales rebates, marketing fees, equipment rebates, SaaS subscriptions, and maintenance fees. Our primary customers will be white-label operators. Our automated kitchens will be sold across the USA through our website like other automated food or beverage technology as direct-to-consumer businesses.

Our company has developed a first-generation prototype that is still undergoing testing. The company is in its development stage and is pre-revenue.

The Company's top 3 reasons to invest:

(1) We believe we will have the fastest service-time for automated kitchens on the market;

(2) We will offer full meals, fully electric (true plug and play);

(3) Units will be able to be modified to serve different types of entrees or side items and can be set up inside or outside, walk-up or drive-up.

IP Ownership

The automated kitchen designs are proprietary to the Company. The Company has applied for trademarks to use the Speedy Eats name. In addition, the Company has submitted one patent application in its name, and is in the process of preparing two additional patent applications for filing:

1) Automated cook-n-hold patent - Our first patent application covers the process of cooking and automatically holding the food in a heated cabinet. Our patent will help our automated kitchen gather traffic data for a given location. The unit will use that data to pre-cook entrees so that they can be available on-demand with a 20 second or less serve time.

2) Box design - We are in the process of preparing a patent application for our special lid design, which will have a built-in cavity for a pizza cutter to be added, or also for general cutlery. Our lid design will also be made specifically for efficient operation.

3) Our Fresh Fridge - Our fresh fridge patent application is being prepared so that we can also offer a refrigerated model, which will specialize in salads, wraps, subs, and other cold-served items. Our inventory management system will allow the unit to automatically purge products after they have expired and remove them to a receptacle without operator engagement. We also will have a recycle bin that will accept used containers. Our inventory management will track everything that is placed on the shelves of these units.

Competitors and Industry

INDUSTRY

The quick-service restaurant (QSR) industry market size in the U.S. is currently estimated at $296B.* We plan to enter into this total addressable market (TAM) through several avenues by offering units that could sell tenders, nuggets, pizza, BBQ and wings as an automated QSR. We plan to penetrate this $296B TAM, by being one of the only automated kitchens that can operate indoors in high foot traffic spaces, as well as outdoors in empty parking lot spaces. We also will be one of the only players in the space open after hours, and available for access by anyone in the community. We will be able to deliver products to homes through third parties or use drone delivery from our outdoor sites. Customers will also be able to use our units as a drive-thru for take-out. We will also be one of the only automated kitchens with the versatility to offer different cuisines, rather than being exclusive to one type of food.

* https://www.statista.com/statistics/1174417/fast-food-restaurants-industry-market-size-us/#:~:text=The%20market%20size%20of%20the,forecast%20to%20reach%20296.55%20billion.

COMPETITORS

The Company has some competitors in the QSR market. There are other automated food systems on the market, including Piestro, Basil Street Pizza, and Farmer's Fridge. For more information regarding our direct competitors, please see Offering Information – Comparison to Competitors.

Some of the other top competitors in our industry include: food vending machine kiosks that are designed for low traffic and indoor use. Brick and mortar stores are also competing in this space and could make great products. However, we believe brick and mortars are slow and have inefficient operations with high labor budgets. These competitors also will have higher real estate expenses.

Conversely, Speedy Eats will be able to automate its labor force and set up in the smallest permissible space for both high foot traffic spaces, as well as empty parking lot spaces.

Current Stage and Roadmap

CURRENT STAGE

The Company has a working prototype. We have spent over a year pressure testing the design and learning about the capabilities. We are in the process of building a software platform that will be able to leverage data to improve the customer experience. We do not yet have any units operating in the market.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on launching our product by building 1-2 "generation 2" units over a six to eight (6-8) months period, followed by testing those units for 3 months in the market (directly engaging with customers). After we beta test our generation 2 units, we plan to shift our focus to perfecting the design and manufacturing process for these machines. We anticipate that our 3rd generation units will be ready to ship to operators within 18-24 months.

The Team

Officers and Directors

Name: Mitch Rotolo

Mitch Rotolo's current primary role is with Rotolos LLC. Mitch Rotolo currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: June 19, 2019 - Present
  Responsibilities: Attend board meetings, vote on matters at hand; No Salary.

Other business experience in the past three years:

- **Employer:** Rotolos LLC
  Title: CEO/Founder/President
  Dates of Service: May 15, 1988 - Present
  Responsibilities: CEO responsibilities

Name: Ozzie Fernandez

Ozzie Fernandez's current primary role is with GO Eats . Ozzie Fernandez currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: June 19, 2019 - Present
  Responsibilities: Board voting member; No Salary.

Other business experience in the past three years:

- **Employer:** Izzo Illegal Burrito
  Title: CEO/Founder
  Dates of Service: May 15, 1992 - Present
  Responsibilities: CEO resposibilites

Other business experience in the past three years:

- **Employer:** Lit Pizza
  Title: CEO/Founder
  Dates of Service: May 15, 2016 - Present
  Responsibilities: CEO responsibilities

Other business experience in the past three years:

- **Employer:** Rocca Pizzeria
  Title: CEO
  Dates of Service: May 15, 2018 - Present
  Responsibilities: CEO responsibilities

Other business experience in the past three years:

- **Employer:** GO Eats
  Title: Co Founder
  Dates of Service: July 01, 2001 - Present
  Responsibilities: CEO

Name: Sarah Diebold

Sarah Diebold's current primary role is with SSD Holdings. Sarah Diebold currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: June 19, 2019 - Present
  Responsibilities: Board member; No Salary.

Other business experience in the past three years:

- **Employer:** Huhtamaki
  Title: Sales and Strategy
  Dates of Service: January 01, 2012 - February 01, 2021
  Responsibilities: sales and strategy

Other business experience in the past three years:

- **Employer:** University of Arkansas
  Title: Adjunct Instructor
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Teaches adjunct classes

Other business experience in the past three years:

- **Employer:** SSD Holdings
  Title: Investor-merger and acquisitions
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Mergers and Acquisitions

Other business experience in the past three years:

- **Employer:** Arkansas Poly and Printing
  Title: Co-Owner
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Co- Owner responsibilities

Name: Frederic Speed Bancroft

Frederic Speed Bancroft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Chairman
  Dates of Service: June 19, 2019 - Present
  Responsibilities: Director and Chief Executive; Salary: $78k and retains a 60% interest in the company.

Name: Sanjay Maharjan

Sanjay Maharjan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of Engineering
  Dates of Service: May 21, 2021 - Present
  Responsibilities: Manage engineering projects, engineering related personnel and consulting with the Company's Board of Directors and advisors on engineering matters. Salary $70k/year.

Other business experience in the past three years:

- **Employer:** University of Evansville, MECE Department
  Title: Mechanical Engineer
  Dates of Service: January 23, 2020 - May 08, 2020
  Responsibilities: Design, Fabricate, and Test a smart decelerating car seat.

Name: Adam Enamorado

Adam Enamorado's current primary role is with Aether insurance, Inc. Adam Enamorado currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: December 05, 2021 - Present
  Responsibilities: Setting schedules for each individual department within BARS Inc, and communicating timelines of all operations. No Salary.

Other business experience in the past three years:

- **Employer:** Aether insurance, Inc
  Title: CEO
  Dates of Service: March 01, 2020 - Present
  Responsibilities: CEO responsibilities

Other business experience in the past three years:

- **Employer:** Highland Group Construction, LLC
  Title: Owner
  Dates of Service: April 01, 2021 - Present
  Responsibilities: VP

Other business experience in the past three years:

- **Employer:** Highland Group at Berkshire Hathaway
  Title: Real Estate Sales & Leasing
  Dates of Service: May 01, 2018 - January 01, 2021
  Responsibilities: licensed agent

Name: Juliana Hernandez

Juliana Hernandez's current primary role is with CPA accounting solutions LLC. Juliana Hernandez currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Financial reporting and budget Analysis. Salary is 2$250/mo, No equity compensation.

Other business experience in the past three years:

- **Employer:** CPA accounting solutions LLC
  Title: Owner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Provide accounting services, tax strategies, and wealth-building strategies for different companies like The Advocate, Five S Construction, Green Cooling Tower Solutions, Three Sixty Eight, and others. Tax planning and CEO services are some of the strategies my clients love the most because it brings them the most value. However, I work together with the client to produce whatever service fits their needs best.

Name: Ross Ford

Ross Ford's current primary role is with River Road Coffees . Ross Ford currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 03, 2022 - Present
  Responsibilities: Voting with other board members on matters that pertain to the company. No salary.

Other business experience in the past three years:

- **Employer:** River Road Coffees
  Title: Sales Person
  Dates of Service: January 01, 2017 - Present
  Responsibilities: SALES

Name: Luis Garcia

Luis Garcia's current primary role is with Wheels Up Experience . Luis Garcia currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 04, 2022 - Present
  Responsibilities: helping vote on the decisions that affect the company. No salary.

Other business experience in the past three years:

- **Employer:** Wheels Up Experience
  Title: Senior Vice President of Sales
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Identify and sell new members into our membership based private aviation club. Maintain accounts, grow through referrals and individual prospecting.

Name: Chris Meaux

Chris Meaux's current primary role is with Friendswood High School. Chris Meaux currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 04, 2022 - Present
  Responsibilities: helping vote on decisions that affect the company. No Salary.

Other business experience in the past three years:

- **Employer:** Eco robotics - Industrial Cleaning Robotics
  Title: Director of Tecchnical Sales
  Dates of Service: January 01, 2018 - January 01, 2021
  Responsibilities: • Oversaw execution of multiple organizational functions by leading the sales team, engineering team, marketing efforts, and industrial operations. I ensured implementation of business processes through utilization of vast experience across oil and gas industry. I efficiently managed engineering, sales, and operations to establish a new startup industrial robotics company. • Drove major increase of 100% in leads vs utilizing cold calling method by directing development of marketing campaign to acquire new technology for an old industry. • Supervised expansion of technical sales team from zero to five technical sales reps by managing recruitment functions. • Boosted sales revenue from $1.0 MM to $3.25 MM during 2019.

Other business experience in the past three years:

- **Employer:** Friendswood High School
  Title: Engineering and Robotics Teacher
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Teach Engineering and Robotics class

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be

considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NON-VOTING COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering NON-VOTING COMMON STOCK in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing automated quick service food on the go. Our revenues are therefore dependent upon the market for our services.

We may never have an operational product or service
It is possible that there may never be an operational automated food service machines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype. Delays or cost overruns in the development of our machines and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The NON-VOTING COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company was formed on 03/26/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SPEEDY EATS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has filed applications to trademark the name "SPEEDY EATS" and the Company's logo. The Company also has 1 Patent Pending. We believe one of the most valuable components

of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing and food inventory. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Cyber Security (Custom Risk)
Our units will be programmed and operated using our proprietary software. Although we believe that our cybersecurity protocols are adequate, there is a possibility that our software systems could be vulnerable to hackers or viruses. Such a cybersecurity breach would adversely affect the Company's operations and probability.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Saturated market
There is a risk our system may not work in a given space due to over saturation of restaurants. If there are already really good restaurants in a given space, then we may run the risk of not being able to attract enough customers daily.

Depression
The country could enter another recession where operators are not investing in new tech, or our prospective customers are not paying for restaurant quality food.

Covid 19 lockdowns
If there are lockdowns it might have an impact on our total sales volume. We plan to deliver our product directly to consumers homes, however, drive-thru for takeout is a big part of our business model so that might impact our gross revenue.

Economy
The Company's ability to raise sufficient amounts to fund our development could be significantly be impacted by an economic downturn. Such a downturn could cause delays, if not a shutdown.

Covid-19
Our business could be subject to serious delays or shutdowns due to further serious outbreaks of COVID-19, the emergence of a new variant, or another pandemic.

Supply chain issues
If there are further or prolonged supply chain issues, resulting from COVID-19, war in Europe, freight costs or other factors, our Company could be negatively impacted by serious delays or shutdowns. We could have difficulty getting some of our components from foreign manufacturers due to supply chain shortages and delays.

Competition
Although we believe that our products and services will compete favorably in the lower and moderate-income residential housing segments, we may not be able to maintain a competitive position against current and potential competitors. Market acceptance for our products and services has not yet been demonstrated. Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed bases, and significantly greater financial, technical, marketing, and sales resources than we do. As a result, competitors may be able to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. In addition, competitors may seek to initiate our method, or to broaden or enhance their product offerings, to compete more effectively with our products and methods.

Ability to Manage Growth
We plan to expand our business significantly. The expansion of our business will require us to enhance our operational, financial, and information systems; to attract and retain managerial, technical, and marketing personnel; to hire, train, motivate, manage and retain labor personnel; and to establish and maintain critical strategic partnerships. The failure to expand our operating systems, personnel, materials suppliers, and client relationships on an effective basis could have a material adverse effect on our business, operating results, and financial condition.

Recession
We could enter into a recession which would have an impact on our company's ability to secure financing to develop our product.

Product Quality
We believe we can deliver a higher quality, faster, versatile quick service food than our competitors. We must consistently deliver a quality product to establish and maintain a competitive reputation in the market. The failure to deliver as promised could damage our reputation as well as expose us to litigation, causing us to lose clients and business going forward, thus having a material adverse effect on our business, operating results and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frederick Speed Bancroft	6,434,000	Voting Common Stock	63.175%

The Company's Securities

The Company has authorized Non-Voting Common Stock, Convertible Note, Voting Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,414 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

** Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.*

Convertible Note

The amount of security authorized is 679,699 with a total of 679,699 outstanding.

Voting Rights

There are no voting rights associated with Convertible Note.

Material Rights

This class of equity s a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

** Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.*

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 8,109,920 outstanding.

Voting Rights

Voting rights: The holders of voting common stock are entitled to 1 vote for each share of voting common stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

** Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.*

Series Seed Preferred Stock

The amount of security authorized is 3,000,000 with a total of 1,394,744 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of the stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. So long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect three (3) directors of the Company, the holders of record of Voting Common Stock, exclusively and as a separate class, are entitled to elect three (3) directors of the Company, and any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred Stock and Voting Common Stock, voting together as a single class on an as-converted basis. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the written consent or affirmative vote of no less than the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (the "Requisite Holders") is required before the Company can take any of the following actions: (a) alter the rights, powers or privileges of the Series Seed Preferred Stock in any way that adversely affects the Series Seed Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on parity with the Series Seed Preferred Stock; (d) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon termination of services pursuant to the terms of the applicable agreement); (e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Company; or (g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect a Deemed Liquidation (as defined in the Company's Certificate of Incorporation), or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of the Requisite Holders.

Material Rights

Liquidation, Dissolution or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of $0.29412 per share plus any declared but unpaid dividends thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation).

Conversion Rights

Shares of Series Seed Preferred Stock is convertible at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Voting Common Stock at a conversion ratio that is initially 1:1, but that will be adjusted for stock splits, certain dividends, share reclassifications, and other events, as more fully described in the Company's Certificate of Incorporation, attached hereto as Exhibit F.

Dividends

Holders of Series Seed Preferred Stock shall be entitled to receive dividends pro rata and on a pari passu basis with the holders of Common Stock.

Information Rights

Each holder of Series Seed Preferred Stock that holds at least 85,000 shares (each a "Major Purchaser") is entitled to receive when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Inspection Rights

Each Major Purchaser is entitled to visit and inspect the Company's properties, to examine its books of account and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

Preemptive Rights

If the Company issues securities in its next equity financing after the date hereof (the "Next Financing") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next

Financing (such documents, the "Next Financing Documents"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000 in the aggregate, of one counsel for the Purchasers in connection with the Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

The Company shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by all Major Purchasers.

Drag Along Right

If a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "Shares") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this provision will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "Stockholder" means each Holder and Key Holder, and any transferee thereof.

Participation Right

Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the Fully-Diluted Share Number. "New Securities" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

** Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.*

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $180.00
  Number of Securities Sold: 6,500,000
  Use of proceeds: The construction of the prototype and other working capital needs.
  Date: March 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: The construction of the prototype and other working capital needs.
  Date: March 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Research and development. Testing our prototype in lab. Other working capital needs.
  Date: December 06, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Fees and costs associated with patent applications and other working capital needs.
  Date: October 07, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 544,000
  Use of proceeds: The construction of the prototype and other working capital needs.
  Date: April 30, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: The construction of the prototype and other working capital needs.
  Date: April 03, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can continue to operate, conducting R&D, for the remainder of the year utilizing currently available resources. We have current investors who are willing to provide additional funding if needed, in order to go-to-market, so that we may be able to generate revenue with our existing technology product.

As per our budget, we will need to raise roughly $1.5MM in order to get us through this next year, completing our 2nd generation build-out and our 3-month field test.

Foreseeable major expenses based on projections:

Our major projected expenses are the development of the Software platform ($181k), development of our Generation 2 unit ($400k), and marketing and payroll ($600k for advertising/marketing, $175k for payroll).

Future operational challenges:

Operational challenges that we will face include:

1) production of units and management of units in the field

2) Supply chain management

3) sales management

4) modifying our 2nd generation after our field test

Future challenges related to capital resources:

Future challenges that may be encountered as we scale could be the cost of hardware production to meet the demand and the cost of software development to accommodate the production.

We anticipate a learning period to understand what our true unit cost may be for production at scale. This can only be mitigated for build/test, build/test. We anticipate building and testing a 2nd generation unit, but also expanding to a 3-4 unit beach head here in Baton Rouge, Louisiana.

Future milestones and events:

Our company will be positively impacted by the field testing Generation 2 unit, in addition to the expansion of our beach head. The data we gather from this testing will help us define our path forward, and definition of our scope.

We also anticipate pre-orders of 100-300 units that will come as a secondary benefit from our marketing/advertising of our crowdfunding campaign. These pre-orders will help us justify our valuations pre-revenue, but also in financing our manufacturing and placement efforts in the next 18-24 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2022, the Company has capital resources available in the form of a line of credit for $125,000 from Louisiana National bank, and approximately $33,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to support our production of a generation 2 unit and to develop our software platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds that our Company has, 93% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a projected monthly burn rate of $30,000 for expenses related to salaries, rent, insurance, utilities, and R&D. This does not take into account the revenue generated from deploying our gen 2 unit into the market in Q4 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate in perpetuity . This is based on projected expenses related to software development, R&D, manufacturing, engineering, salaries, rent, legal, utilities, supplies and marketing. Raising our funding goal allows us to achieve the financial milestone of becoming cash-flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If needed, the Company will contemplate additional future sources of capital, including a second crowdfunding round on the StartEngine platform.

Indebtedness

- **Creditor:** Louisiana National Bank
  Amount Owed: $3,715.72
  Interest Rate: 5.259%
  Maturity Date: January 13, 2023
  This is a line of credit for up to $128,715.72

- **Creditor:** Mitch Rotolo
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Osvaldo Fernandez
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Brian D. Clark
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Christopher Jason Meaux
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Brock Duhon
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Adam Enamorado
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** James R. Ford
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Ross J. Ford
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

- **Creditor:** Troy Sadler
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2023
  This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Related Party Transactions

- **Name of Entity:** SSD Holdings, LLC
  Names of 20% owners: Sarah Sparks Diebold
  Relationship to Company: A principal of SSD Holdings, LLC (Sarah Sparks Diebold) is a director of the Company.
  Nature / amount of interest in the transaction: SSD Holdings, LLC was an investor in the Series Seed Preferred Stock financing round.
  Material Terms: SSD Holdings, LLC purchased $25,000 shares of Series Seed Preferred Stock of the Company, on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019.

- **Name of Entity:** Osvaldo Fernandez
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Fernandez is a Series Seed Preferred Stock holder, a Voting Common Stock holder and a Convertible Note holder.

Material Terms: Mr. Fernandez invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Mr. Fernandez invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common Stock on February 25, 2022. Mr. Fernandez also invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated July 16, 2021.

- **Name of Entity:** Mitch Rotolo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Rotolo is a Series Seed Preferred Stock holder and a Convertible Note holder.
  Material Terms: Mr. Rotolo invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Mr. Rotolo invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common Stock on February 25, 2022. Mr. Rotolo also invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated July 12, 2021.

- **Name of Entity:** Sarah Sparks Diebold
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Ms. Diebold's company, SSD Holdings, LLC is a Series Seed Stock Investor and Ms. Diebold is a Voting Common Stock holder
  Material Terms: SSD Holdings, LLC invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Ms. Diebold invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common Stock on February 25, 2022.

- **Name of Entity:** Adam Enamorado
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Enamorado is a Convertible Note holder.
  Material Terms: Mr. Enamorado invested $50,000 in the Company on the terms of the Convertible Promissory Note, dated November 10, 2021.

- **Name of Entity:** Christopher Jason Meaux - Meaux Enterprises, LLC
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Meaux is a Convertible Note holder.
  Material Terms: Mr. Meaux invested $25,000 in the Company on the terms of the on the terms of the Convertible Promissory Note, dated July 20, 2021.

- **Name of Entity:** Ross Ford
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Ford is a Convertible Note holder.
  Material Terms: Mr. Ford invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated November 22, 2021.

- **Name of Entity:** Luis Garcia
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Garcia is a Series Seed Preferred Stockholder.
  Material Terms: Luis Garcia invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019.

Valuation

Pre-Money Valuation: $20,979,787.78

Valuation Details:

The reasonable basis for our $20,979,787 pre-money valuation is based primarily on the value of the Company's intellectual property and the Company's anticipated competitive advantage, as compared with other similarly situated companies in our industry:

Intellectual Property

We have filed 1 patent application, which is pending, and 2 additional applications that are in the process of being prepared for filing. We will have three proprietary products to bring to the market. One is already prototyped.

Partnerships

We anticipate that will be able to provide drone delivery with Valqari. This partnership is based on a non-binding letter of intent.

Comparison to Competitors

There are other automated food systems on the market, including Piestro, Basil Street Pizza, and Farmer's Fridge. However, our competitors are similar to us only in the sense that they also will offer "direct-to-consumer" food automation. Our tech is smart, which will allow Speedy Eats units to be more versatile and also faster.

The Speedy Eats units will be able to serve full meals, including beverages and side items. Unlike the refrigerated food units of Farmer's Fridge and the hot food units of Piestro and Basil Street, the Speedy Eats units will be able to be configured to serve meals that include hot dishes, cold beverages, and cold sides. The ability to deliver a complete meal will increase the anticipated per-ticket

transaction value from approximately $8.50 to approximately $15. The Speedy Eats units will be able to be configured to offer more variety. In addition to pizza units, they will be able to be set up to serve bbq, breakfast, chicken tenders/nuggets, or as a wing unit. We believe this flexibility will allow Speedy Eats units to be different things in different spaces.

Our units will also be able to offer delivery and take-out from a customer's vehicle. Piestro and Basil Street are presently focused on placing their units inside only, in spaces that have high foot traffic. Our technology is built to be placed either inside or outside in empty parking lots. Because the Speedy Eats units will also be able to be placed outside in parking lots, we will be able to leverage drive-thru for take-out and delivery. Speedy Eats units will also be able to be placed indoors and will be better suited for the large interior high traffic spaces than our competitors' machines. We anticipate that our units will have a higher throughput than our competitors (1). The ability of Speedy Eats units to serve fast, complete meals on the go will distinguish our products from others on the market.

Our valuation is based on our projected revenues. We anticipate that within the next 6 months, the Company will secure at least 300 pre-orders of Speedy Eats units. Our valuation is based on financial projections that assume no less than 100 pre-ordered units. With 100 units in the market, we believe we will create $13 million in gross annual revenues. From this gross revenue, we anticipate that the Company would be able to generate $3.9 MM in Net Profits (30% net margin). Companies in the technology hardware/software sector, typically trade at a 21x multiple of EBITDA (2). Based on these future projections, we calculate the Company's current value to be approximately $21MM.

(1) Our unit will be able to produce entrees in 20 seconds, from the warmer, during peak hours, while our competitors take 3 minutes for each entree.
https://www.piestro.com/#:~:text=Each%20pizza%20will%20take%203%20minutes%20to%20cook%20from%20start%20to%20%EF%AC%81ni

(2) https://www.statista.com/statistics/1030065/enterprise-value-to-ebitda-in-the-technology-and-telecommunications-sector-worldwide/#:~:text=Worldwide%2C%20the%20average%20value%20of,from%2015.1x%20in%202019.

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  The funds will be used primarily to fund research, development and testing of the Speedy Eats prototypes, marketing costs, and staffing needs to support the Company's go to market strategy.

If we raise the over allotment amount of $1,069,992.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  28.0%
  We will use 28% of the funds for marketing and sales related costs as well ad space in traditional and digital marketing programs.
- *Research & Development*
  24.0%
  We will use 24% of the funds raised for market and customer research, new product development and market testing.
- *Company Employment*
  14.5%
  We will use approximately 14.5% of the funds for salaries and to hire key personnel for daily operations, including the following roles: Engineer, Food Preparer, Technician, and Sales Representative. Wages to be commensurate with training, experience and position.
- *Operations*
  10.0%
  We will use 10% of the funds for operational expenses of running one of the 2nd generation units in the market.
- *Working Capital*
  10.0%
  We will use 10% of the funds for working capital to cover expenses for rent/utilities as well as ongoing day-to-day operations of the Company.
- *Inventory*

10.0%
We will use 10% of the funds raised to purchase inventory for the Company's pizza/entre boxes, side items, beverages, additional food product all in preparation of launching our product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://speedy-eats.net/ (https://speedy-eats.net/investors-section/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/speedy-fresh

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bancroft Automated Restaurant Systems, Inc.

[See attached]

BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND 2020

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bancroft Automated Restaurant Systems, Inc.
Baton Rouge, Louisiana

We have reviewed the accompanying financial statements of Bancroft Automated Restaurant Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 8, 2022
Los Angeles, California

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 64,308	$ 226
Total current assets	**64,308**	**226**
Property and equipment, net	139,580	152,858
Total assets	**$ 203,888**	**$ 153,084**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current Portion of Convertible Note	$ 25,000	$ -
Accrued interest	12,917	500
Total Current Liabilities	**37,917**	**500.00**
Convertible Notes	250,000	25,000
Total liabilities	**287,917**	**25,500**
STOCKHOLDERS EQUITY		
Common Stock	8	8
Series Seed Preferred Stock	1	1
Treasury Stock	(1)	-
Additional Paid In Capital	224,407	224,108
Retained earnings/(Accumulated Deficit)	(308,445)	(96,532)
Total stockholders' equity	**(84,029)**	**127,584**
Total liabilities and stockholders' equity	**$ 203,888**	**$ 153,084**

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	190,009	57,036
Sales and marketing	9,488	-
Total operating expenses	199,496	57,036
Operating income/(loss)	(199,496)	(57,036)
Interest expense	12,417	500
Other Loss/(Income)	-	423
Income/(Loss) before provision for income taxes	(211,913)	(57,959)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (211,913)**	**$ (57,959)**

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Additional Paid In Capital	Treasury Stock Shares	Treasury Stock Amount	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	7,500,000	$ 7.5	1,394,744	$ 1.4	$ 224,108	$ -		$ (38,573)	$ 185,543
Net income/(loss)								(57,959)	(57,959)
Balance—December 31, 2020	7,500,000	$ 7.5	1,394,744	$ 1.4	224,108	-		$ (96,532)	$ 127,584
Share Repurchase						(500,000)	(0.5)		(0.5)
Capital contribution					299				299
Net income/(loss)								(211,913)	(211,913)
Balance—December 31, 2021	**7,500,000**	**$ 7.5**	**1,394,744**	**$ 1.4**	**$ 224,407**	**$ (500,000)**	**(0.5)**	**$ (308,445)**	**$ (84,029)**

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(211,913)	$	(57,959)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,278		13,278
Changes in operating assets and liabilities:				
Accrued interest		12,417		500
Net cash provided/(used) by operating activities		**(186,217)**		**(44,181)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		299		-
Borrowing on Convertible Notes		250,000		25,000
Net cash provided/(used) by financing activities		**250,299**		**25,000**
Change in cash		64,081		(19,181)
Cash—beginning of year		226		19,407
Cash—end of year	**$**	**64,308**	**$**	**226**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,417	$	500
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Bancroft Automated Restaurant Systems Inc. was incorporated on March 26, 2019, in the state of Delaware. The financial statements of Bancroft Automated Restaurant Systems Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Baton Rouge, Louisiana.

BARS Inc is a corporation formed for the purpose of engaging in business in the restaurant technology space. BARS Inc. is bringing "Speedy Eats" to the market, an automated restaurant kitchen that serves high-quality meals for 24/7 walk-up, drive-thru, and delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Bancroft Automated Restaurant Systems Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its "Speedy Eats" automated kitchens.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic;

governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 173,104	$ 173,104
Property and Equipment, at Cost	**173,104**	**173,104**
Accumulated depreciation	(33,524)	(20,246)
Property and Equipment, Net	**$ 139,580**	**$ 152,858**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $13,278 and $13,278 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares of Common Stock with par value of $0.000001. As of December 31, 2021, and December 31, 2020, 7,000,000 shares and 7,500,000 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 3,000,000 shares of Preferred Shares with $0.000001 par value. As of December 31, 2021, and December 31, 2020, 1,394,744 shares have been issued and are outstanding.

5. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount rate	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Meaux Enterprises, LLC- Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mark Graffagnini IRA -Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Ozzie Fernandez-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mitch Rotolo-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Sarah Sparks Diebold-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mitch Rotolo-Convertible Note 2021	$ 25,000	10.00%	7/12/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Osvaldo Fernandez-Convertible Note 2021	$ 25,000	10.00%	7/16/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Brian D. Clark-Convertible Note 2021	$ 25,000	10.00%	7/19/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Christopher Jason Meaux-Convertible Note 2021	$ 25,000	10.00%	7/20/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Brock Duhon-Convertible Note 2021	$ 25,000	10.00%	8/4/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Adam Enamorado-Convertible Note 2021	$ 50,000	10.00%	11/10/2021	20.00%	2/28/2023	2,083	2,083	-	50,000	50,000	-	-	-	-	-
James R. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Ross J. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Troy Sadler-Convertible Note 2021	$ 25,000	10.00%	12/6/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Total	$ 275,000					$ 12,417	$ 12,917	$ 25,000	$ 250,000	$ 275,000	$ 500	$ 500	$ -	$ 25,000	$ 25,000

The convertible notes are convertible into common shares at a conversion price. The conversion price that equals the total Fully Diluted Capitalization of the Company divided by $2,500,000.00, which equals $0.25266 per share (the "Conversion Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (53,932)	$ (14,585)
Valuation Allowance	53,932	14,585
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on D December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(83,267)	$	(29,336)
Valuation Allowance		83,267		29,336
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.
On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $327,180, and the Company had state net operating loss ("NOL") carryforwards of approximately $327,180. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 8, 2022, which is the date the financial statements were available to be issued.

On February 25, 2022, the convertible notes in the amount of $25,000 was converted into 109,920 Common Stock shares.

In February of 2022, the company issued 180,000 stock options under 2019 Equity Incentive Plan. The options vest in thirty-six months at exercise price per share of $0.399594. The Company also issued 90,000 of Restricted Stocks, which vest in thirty-six months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $199,496, an operating cash flow loss of $186,217, and liquid assets in cash of $64,308, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Speedy Eats

Automated Quick-Service Kitchens


BBQ • Chicken • Pizza
Speedy Eats

Website | Baton Rouge, LA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$21M Valuation
$2.06 Price per Share	$249.26 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Speedy Eats has developed an automated, standalone kitchen to serve high-quality meals for walk-up, drive-thru, and delivery. Our units will allow food service operators to increase their cash flow and profitability while delivering a seamless and convenient customer experience. We believe our innovative food and beverage tech will be the first fully automated drive-thru kitchen designed to be placed in a parking lot, opening up a whole new category of food service opportunities. Speedy Eats is pre-revenue and we have a working prototype in our lab.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our product will be perfectly positioned to capitalize on various markets, including the quick service restaurant (QSR) market (valued at $296.55B in 2021); the global food delivery business (worth $126B in 2021), as well as theme parks, airports, train/bus stations, and parking lots, which we believe can add up to a combined market cap of nearly $5.8B.
- The Speedy Eats automated kitchen will combine quality, convenience, and strong customer experience while minimizing overhead, streamlining operations, and setting up in untapped, high-trafficked areas such as parking lots.
- Our automated kitchens will be able to integrate with third-party delivery companies and will be able to learn traffic patterns in order to anticipate when and how much food needs to be ready.

Automated Food Service & Delivery for Today's On-the-Go Customers

Speedy Eats automated kitchens offer full meals available 24/7 via walk-up, drive-up, and delivery, offering a unique combination of quality, convenience, and superior customer experience.

Using advanced technology and smart software, we're able to anticipate and prioritize customer demands while **drastically reducing the labor and overhead costs** associated with traditional food service offerings. Our units can operate both indoors and outdoors in high foot traffic areas, as well as capitalize on untapped real estate such as parking lot spaces. Unit operators can choose the menus they'd like to stock, and **each unit contains all the necessary equipment to cook and serve** whatever the franchisee would like to sell.


BBQ • Chicken • Pizza
Speedy Eats
Speedy Eats automated kitchens offer full meals available 24/7 via walk-up, drive-up, and delivery

We're ready to seize the enormous potential to make **convenient, high-quality food** easily available to communities everywhere.

THE PROBLEM

Food Service is Limited by High Overhead Costs and Labor Requirements

The food service industry is a challenging one, known for its high overhead costs, low profit margins, and demanding customer service. Restaurants and kiosks are both highly limited in their location, labor needs, and turnaround times.

Restaurants have a notoriously low rate of return, combined with high upfront costs, constant employee turnover, wage pressures, and supply chain difficulties—all of which have been exacerbated by the COVID-19 pandemic. Kiosks, on the other hand, are limited by low-quality options, limited income generation, and a lack of smart technology, leaving many of these suppliers way behind the times. All the while, Americans are more time-strapped than ever before, looking for easy, nutritious, convenient meals at affordable prices.


The food service industry is a challenging one
Notoriously low rate of return
High upfront costs
Constant employee turnover
Supply chain difficulties
Limited by low-quality options
Long heating wait time
Limited income generation
Lack of smart technology

It's no surprise that we're now witnessing a rise in mobile ordering and delivery services, more advanced use of tech and AI, and an increase in cashless transactions.

THE SOLUTION

Automated Kitchens Designed for Convenience

Speedy Eats kitchens combine the powers of prime real estate and automated tech to offer a new and improved food service business model. Units can be placed in a variety of high traffic locations, including parking lots, transport centers, and event venues.


QUICK SERVICE
Our units are able to pre-cook entrees in advance of peak hours

Each kitchen has a warming system and fridge, and is designed to carry multiple types of entrees served either hot or cold, along with side items and beverages. Food is stored in individual, airtight enclosures and cooked in a convection oven, with expiration dates closely monitored. Our units are able to pre-cook entrees in advance of peak hours, allowing customers to grab their orders extremely quickly while **improving sales throughput and maximizing sales potential**.


Our automated kitchens can integrate with third-party delivery companies through API systems such as DoorDash

Our automated kitchens can integrate with third-party delivery companies through API systems such as Doordash, enabling users to place delivery orders from our locations through third-party apps and opening us up to greater digital traffic. Through our software, **each unit is able to learn traffic patterns in order to anticipate when and how much food needs to be ready**. By leveraging excess capacity and automating service, **our units reduce labor costs and overhead while maximizing margins and paving the way for rapid expansion**.

Speedy Eats will manufacture and sell the units to operators for around $120K each, while also licensing the software as a monthly SaaS subscription. By our current estimates, we believe that each unit can provide a one-year rate of return for our franchisees.

THE MARKET

Tapping Into Multi-Billion-Dollar Markets

The **quick service restaurant (QSR) market** was valued at **$100B in 2021***, while the food delivery business is worth $94B (source). Speedy Eats is perfectly positioned to capitalize on both, and our units can be placed in strategic locations so that delivery drivers don't even need to get out of their vehicles.

*Total market value based on internal research when paired with additional statistics (source / source / source)


$100B
The quick serve restaurant (QSR) market value in 2021
Speedy Eats
$94B
Food delivery business market value in 2021
Speedy Eats is perfectly positioned to capitalize on both

*Total market value based on internal research when paired with additional statistics (source / source / source)
**(source)

There are also huge opportunities for our automated kitchens at theme parks, airports, train & bus stations, and parking lots, which add up to a combined market cap of nearly $5.8B.* By focusing on **quality, convenience, and customer preferences**, we'll be able to succeed in various markets.

*Based on internal research conducted by SpeedEats.

Our current competitors exist in the form of kiosks, vending machines, and brick-and-mortar restaurants. Kiosks and restaurants are designed for indoor, low-traffic use, relying on inefficient operations, high labor costs, rent, and other critical overhead, creating strict limitations in terms of location and operating hours. While vending machines offer convenience, they're severely limited in quality and choice of options.


Our current competitors exist in the form of kiosks, vending machines, and brick-and-mortar restaurants.
Speedy Eats combines the best of both worlds with our low-maintenance, smart-software model that offers a wide variety of hot and cold menu options.

Speedy Eats combines the best of both worlds with our **low-maintenance, smart-software model** that offers a wide variety of hot and cold menu options. Our units can be installed in small, high-traffic spaces as well as untapped real estate such as empty parking lot spaces and can operate around-the-clock, connecting us with a much larger customer base.

OUR TRACTION

Full-scale Working Prototype Ready for Customer Testing

We've successfully built and tested our full-scale working prototype using our initial $500K raise. We recently signed an LOI with the drone delivery companies, Valqari and DroneDek, and have established commercial partnerships with Doordash and Waitr. We're now in the process of developing a custom software platform in order to leverage data and improve the customer experience.


Successfully built and tested our full-scale working prototype
Recently signed an LOI with the drone delivery company, Valkyrie
Established commercial partnerships with Doordash and Waitr
In the process of developing a custom software platform
Over the next six months, we will beta test two units and gather customer feedback, including testing of drone delivery capabilities

We will be building our second-generation unit over the next six to eight months and then moving to test that unit in the field. During this time we will gather customer feedback, including testing of drone delivery capabilities in our lab. From there, we'll focus on perfecting the design and moving into the manufacturing phase. Our aim is to have 100 units sold and operational by mid-2023.

WHY INVEST

Seizing the Untapped Potential in Automated Food Tech

We believe in the huge and untapped potential of automated food technology. Starting with our first prototype that was built in a living room, we've spent the last six years developing our Speedy Eats kitchens into the best they can be. We're eager to serve the community with our automated kitchens, and we've had the courage and audacity to keep pushing ahead in the face of ongoing obstacles.

Speedy Eats is proud to have created a truly innovative, high-utility product that will benefit business owners and customers alike across a multitude of uses and applications. We're now ready to refine, launch, and scale our kitchens to serve communities everywhere.


BBQ • Chicken • Pizza
Speedy Eats
We believe in the huge and untapped potential of automated food technology.
We're eager to serve the community with our automated kitchens.

June 23rd, 2019 — Company Launched
We started our vision on Automated kitchen.

October 1st, 2019 — Prototype Designed
First-generation prototype design was completed.

October 1st, 2020 — Prototype Built
First-generation prototype was built.

June 21st, 2021 — Beta Testing Complete
Beta testing of First-generation prototype was completed.

January 1st, 2022 — Generation 2 Designed
Generation-2 design was completed.

April 2022 — Launched on StartEngine
SpeedyEats launches on StartEngine!

October 1st, 2022 — Generation 2 and Software Platform
Generation-2 unit and Software platform will be completed.

January 1st, 2023 — Generation 2 Beta Testing
Field testing will be completed for our Generation 2 unit.

May 1st, 2023 — Generation 3 Unit
Three updated Generation-3 units will be built with data from our field test.

August 1st, 2023 — Gen-3 Beta Testing + Go to Market
Field testing will be completed for our Generation 3 units. We then plan to go to market.

Meet Our Team



Frederic Speed Bancroft

CEO/Founder/President

Speed has been involved with a number of various startups. With enjoyment in setting difficult goals and working his way to completing those goals, Speed is best known for his bulldog'ish mentality for biting down and never letting go until the project is complete- no matter what. Nothing excites him more than developing a better way to do business. Life is not about material goals for Speed, but in getting enjoyment from pursuing his creativity and going toe to toe with the best- and winning.



Adam Enamorado

Chief Operating Officer

Aggressive and meticulous with operations efficiency and meeting goals with time to spare, Adam has owned and operated several businesses displaying a proven ability to set up a company for rapid growth.



Sanjay Maharjan

Chief Mechanical Engineer

Sanjay Maharjan is the Chief Mechanical Engineer at Speedy-eats. He has been involved in the Manufacturing and Engineering industry for the past eight years, specializing in Product Design, Automation, and Testing. He is experienced in SolidWorks and ANSYS to facilitate design, simulation, fabrication, and product testing. He is also experienced in Programming languages such as Python, C/C++, MATLAB, and ladder logic to programming control boards and PLCs.



Juliana Hernandez

Chief Financial Officer

Juliana Hernandez was born and raised in Venezuela. She moved to the US when she was 17 and went to Louisiana State University where she obtained her undergrad and grad school degree. After earning her CPA degree and earning years of experience in public accounting and private accounting with some of the most prestigious firms here she opened CPA Accounting Solutions, LLC.

Juliana is an expert in construction accounting. However, Juliana and her team manage a variety of clients in other industries in which she became an indispensable part of the team. She has been outsourced as the CFO of the largest newspaper in the south (The Advocate), one of the largest Substance Abuse Center (The Grove of LA), one of the largest civil construction companies in Louisiana (Five S Construction), among others. Juliana also specializes in taxes and has successfully saved my clients tens of thousands of dollars a year with proper tax planning and tax preparation.



Chef Jay Ducote

VP of Product Development

Jay Ducote started his enterprises in the food and beverage world through Bite & Booze, a blog about everything he ate and drank, in 2009. The Bite and Booze Radio Show, produced and hosted by Ducote since 2011 on Talk 107.3 FM, won a Taste Award for best food or drink radio broadcast in the country and the Uniquely Louisiana Award from the Louisiana Association of Broadcasters. Jay created his own Jay D's product line featuring a Louisiana Barbecue Sauce, Louisiana Molasses Mustard, Spicy & Sweet Barbecue Rub, Jay D's Single Origin Coffee and more. In May 2018 Jay launched his first restaurant concept, Gov't Taco, inside White Star Market in Baton Rouge, which now has its own free-standing location. On the TV front, Jay finished runner-up on Season 11 of the hit reality competition show Food Network Star in 2015, and had a pilot for his show "Deep Fried America" air on the Travel Channel in 2016. In 2019 he won an episode of Beat Bobby Flay after challenging the Iron Chef to a crawfish boil. The Jay Ducote Hospitality Group, which runs all of Jay's businesses, earned a spot on the LSU 100 list as one of the fastest growing companies led by an LSU alumnus three years in a row.



Chris Meaux

Director of the Board- Mechanical Engineer

Attended the University of Louisiana – obtained a degree in Mechanical Engineering (CAD / CAM Manufacturing Option) and MBA (Finance) from Tulane University.

Continuously Involved with Highly Technical Engineering Projects:

Recruited by Schlumberger (Most Technically Advanced / Innovative O&G Service Company). Worked with Corporate R&D to test all new-engineered technologies and involved with design changes.

Cajun Bot:



Brian Blanchard

Advisor to the Board- Automation Engineer

Brian is a graduate of Louisiana State University's College of Engineering with degree in electrical engineering. He has experience in industrial control systems and manufacturing automation technologies. Brian has a passion for educating people about science and technology while contributing to complex projects using engineering and problem solvin skills.



Mitch Rotolo

Director of the Board

Mitch Rotolo has successfully owned and operated Rotolos Pizza Company for over thirty years. Mitch has successfully grown his operation to over 30 locations.



Sarah Diebold

Director of the Board

Sarah has a background in Mechanical Engineering and currently is a Co-Owner at Arkansas Poly & Printing.



Ozzie Fernandez

Director of the Board

Ozzie is the owner of Izzos Illegal Burrito, Lit Pizza, Rocca Pizza, Modesto and Central Kitchen Foods. Ozzie has over 30 years of successfuling owning and growing his restaurant brands.



Luis Garcia

Director of the Board

Luis Garcia is a transformational leader in the luxury private aviation industry. His areas of expertise include business and operational development, sales leadership, and customer value realization. He currently serves as Vice President of Sales for Wheels Up, a leading brand in private aviation headquartered in NYC.

He is a graduate of Louisiana Tech University with a degree in Aviation Management and served as a Staff Sergeant in the Louisiana Air National Guard in New Orleans (159th Fighter Squadron). Luis and his family reside in Houston, Texas, enjoying traveling, live music, and hiking.



Ross Ford

Director of the Board

Ross Ford is an experienced Executive Chef with 20 years in the Culinary industry. He is skilled in Foodservice Operation, Menu Creation, Menu Costing, and Leadership. He is a 2006 graduate of Le Cordon Bleu Culinary School. He is currently working in Sales with a local Baton Rouge based coffee company, River Road Coffees, and lives in Baton Rouge with his wife and 3 children. In his free time he enjoys cooking, dog training, and all the hunting and fishing opportunities South Louisiana has to offer.

Offering Summary

Company	Bancroft Automated Restaurant Systems, Inc.
Corporate Address	7117 Florida Blvd, Baton Rouge, LA 70806
Offering Minimum	$9,999.24
Offering Maximum	$1,069,992.84
Minimum Investment Amount (per investor)	$249.26

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	4,854
Maximum Number of Shares Offered	519,414
Price per Share	$2.06
Pre-Money Valuation	$20,979,787.78

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

No Voting Rights of Securities Sold in this Offering

Non-Voting Common Stock. Each Subscriber will be issued Non-Voting Common Stock of the Company. Except as otherwise required by law, holders of shares of Non-Voting Common Stock shall have no right to consent to or vote on any matter presented to the stockholders of the Company for their action or consideration (and shall not be included in determining the number of shares voting or entitled to vote on a given matter).

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 35% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first month and receive 15% bonus shares.

Amount-Based

Tier 1 | $500 +

Invest $500+ and receive 1% bonus shares + first 5 meals free. ($75 value)

Tier 2 | $1,000+

Invest $1000+ and receive 2% bonus shares + first 10 meals free ($150 value)

Tier 3 | $2,500

Invest $2,500+ and receive 3% bonus shares + first 25 meals free ($275 value)

Tier 4 | $5,000

Invest $5,000+ and receive 4% bonus shares + first 50 meals free ($750 value) + personal call from CEO + $2500 off the first unit if the investor decides to become an operator.

Tier 5 | $10,000+

Invest $10,000+ and receive 5% bonus shares + first 100 meals free ($1500 value), personal video conference call from CEO + $7500 off the first unit if the investor decides to become an operator.

Tier 6 | $20,000+

Invest $20,000+ and receive 7% bonus shares + first 200 meals free ($3000 value) + personal video call with CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bancroft Automated Restaurant Systems, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.06 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $206. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

Six different folks will be able to order and drive away with fresh, hot, delicious meals never leaving the car or digging for cash in the time you watch this video.

How? Speedy Eats.

An automated drive-up kitchen with drinks, sides, condiments, and options for BBQ pizza, ready in under 20 seconds. There goes the first car - unlike other automated food kiosks that can take 3+ minutes to get food, Speedy eats will be able to service communities in high traffic outdoor areas like parking lots with lightning speed. You could pick it up or have it delivered. For today's fast-paced, and sometimes cranky world, it's all automated so there's no service interactions, perfect for a low-patience day.

Our AI will assess when and how much food should be in warmers for immediate access and also when to be idle for a small energy footprint.

The markets for both quick-service meals and delivery are enormous and speedy eats will be positioned to make a dent in both by utilizing already open space, easy operation, and low overhead. We also see future models with convenient store items and fridges with salads and wraps .

With the initial half a million dollars already raised, we've built a working to-scale prototype and are currently creating software to improve customer experience. There will be opportunities for you to become an investor or operator.

Join the momentum as we launch a convenient hassle-free way to get a meal you really want to eat. Speedy eats, it's good food, fast.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:34 PM 03/26/2019
FILED 01:34 PM 03/26/2019
SR 20192281007 - File Number 7344460

BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Bancroft Automated Restaurant Systems, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Company Corporation.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect three (3) director(s) of the Corporation (the "***Series Seed Director(s)***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) director(s) of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" means $0.29412 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 14,000,000 shares of Common Stock, $0.000001 per share and (b) 3,000,000 shares of Preferred Stock, $0.000001 per share. The Preferred Stock may be issued from time to time in

one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of

the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the

cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in this Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the

certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary

so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of

business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the

Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the

registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of

the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: INCORPORATOR

The name of the incorporator of the Corporation is Frederic Bancroft, and the address of the incorporator is 11717 Villa Avenue, Baton Rouge, Louisiana 70810.

* * * * *

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on March 26, 2019.

Incorporator Fredrick Bancroft

03/25/2019

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2022, AT 12:15 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7344460 8100
SR# 20220771856

Authentication: 202796258
Date: 03-01-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:15 PM 02/28/2022
FILED 12:15 PM 02/28/2022
SR 20220771856 - File Number 7344460

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.

The undersigned, Frederic Bancroft, being the President, Chief Executive Officer and Secretary of Bancroft Automated Restaurant Systems, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Bancroft Automated Restaurant Systems, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on March 26, 2019.

3. Pursuant to the unanimous written consent of all the members of the Board of Directors of the Corporation, dated February 25, 2022, and the written consent of a majority of the shareholders of the Corporation and a majority of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a separate class on an as-converted basis), dated February 25, 2022 resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation, declaring the proposed amendment to be advisable and in the best interests of the Corporation and its shareholders.

4. This Certificate of Amendment amends the Certificate of Incorporation to establish a new class of non-voting common stock and to increase the total number of shares of stock that the corporation is authorized to issue to 22,000,000, each such share having a par value of $0.000001.

5. The introductory paragraph of Article V of the Certificate of Incorporation is hereby deleted in its entirety, and substituted with the following new introductory paragraph of Article V:

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 14,000,000 shares of Common Stock with voting rights, $0.000001 par value per share ("***Voting Common Stock***"); (b) 5,000,000 shares of Common Stock with no voting rights, $0.000001 par value per share ("***Non-Voting Common Stock***", and together with the Voting Common Stock, the "***Common Stock***"); and (c) 3,000,000 shares of Preferred Stock, $0.000001 par

value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated as "***Series Seed Preferred Stock***."

6. Section A. 2. of Article V is hereby amended as follows: References to "Common Stock" in the first sentence are hereby replaced with "Voting Common Stock". The following sentence is hereby added to the end of the paragraph: "Except as otherwise required by law, shares of Non-Voting Common Stock shall have no right to consent to or vote on any matter presented to the stockholders of the Corporation for their action or consideration (and shall not be included in determining the number of shares voting or entitled to vote on a given matter)."

7. Section B. 2.1 of Article V is hereby amended to replace all references to "Common Stock" with "Voting Common Stock".

8. Sections B. 3.1, B. 3.2, B. 3.3, B. 3.4, B. 3.7, B 3.8, B 3.9, B. 3.10, and B. 3.11 of Article V are hereby amended to replace all references to "Common Stock" with "Voting Common Stock".

9. This amendment was duly adopted in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

10. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by F. Speed Bancroft, Jr., President of the Corporation, effective as of the 28th day of February, 2022

DocuSigned by:

By: speed bancroft

84C1395181444D1

F. Speed Bancroft, Jr., President